Exhibit 99.410

Nextech AR Partners With Asia’s Biggest Smart Commerce Platform SHOPLINE

Company to supply its 3D modeling and AR visualizations technology to leading Asian ecommerce marketplace SHOPLINE

VANCOUVER, B.C., Canada – February 8, 2022 - Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a Metaverse Company and leading provider of augmented reality (“AR”) experience technologies and services is excited to announce the launch of its first major integration of its 3D modelling app ARitize 3D in Asia. Partnering with Singapore-based SHOPLINE, Asia’s biggest smart commerce platform, launches the company’s 3D/AR offerings to hundreds of thousands of SHOPLINE merchants extending Nextech’s reach deep into the Asian market which represents a substantial expansion opportunity for the company.

With offices in Hong Kong, Taiwan, Kuala Lumpur, Ho Chi Minh City, Shenzhen, Guangzhou, Singapore and Bangkok, SHOPLINE has an international team across 8 cities. This marks the first time this type of product will be offered to SHOPLINE merchants, and possibly the first integration of its kind in South East Asia. This 1-click integration of ARitize 3D will be available to all SHOPLINE merchants as a simple plugin.

The ARitize 3D app will provide self-serve access to Nextech’s proprietary AI-powered solution for 3D/AR ecommerce sites who use SHOPLINE to power their ecommerce business. With Nextech’s app the adoption of 3D/AR is extremely easy, simple and affordable for SHOPLINE merchants as they can subscribe for and manage the app themselves from their merchant SHOPLINE admin. With Nextech’s technology now integrated with SHOPLINE, any merchant can create 3D/AR models in a few simple steps.

Watch a video of ARitize 3D - click here

Nextech AR CEO commented, “We are continuing to execute and position ourselves in front of the global tidal wave of demand for 3D models. By partnering with SHOPLINE we are positioning our ground-breaking technology front and center into the Asian ecommerce market. He continues “with this integration we are ready to rapidly expand our 3D/AR model creation reach to potentially hundreds of thousands of SHOPLINE merchants. This integration has the latest and best features of our AR ecommerce platform and perfectly positions Nextech to meet the growing demand for 3D and AR solutions in one of the fastest growing ecommerce markets in the world.”

Nextech AR has a powerful, scalable, AI powered 3D/AR technology, and is working with large retailers including Kohl’s, Sears, Pier 1, Kmart Australia, and more. By offering immersive AR shopping experiences to customers, it provides them the ability to “try before they buy”, resulting in higher online conversion rates and decreased returns. ARInsider.com notes that “internal data from brands including Nestle and Overstock.com, show conversion rates are increasing anywhere from 10 percent to as much as 200 percent and product returns are dropping by 25 percent.1 Through these retailers, thousands of 3D models are being shown to tens of thousands of consumers. With this new launch of ARitize 3D, the industry’s first low cost self-serve SaaS platform with SHOPLINE, the Company believes that it will quickly expand its reach to small and medium sized ecommerce websites throughout Asia.

[1]	How Will AR Power Post-Pandemic Commerce by ARInsider - June 17, 2020 https://arinsider.co/2020/06/17/how-will-ar-power-post-pandemic-commerce/

About SHOPLINE

Founded in 2013 and a member of the Silicon Valley-based 500 Startups accelerator in 2014, SHOPLINE is Asia’s biggest smart commerce platform, with offices in Hong Kong, Taiwan, Ho Chi Minh City, Bangkok, Guangzhou, Kuala Lumpur, Shenzhen, and Singapore. SHOPLINE has helped over 350,000 merchants worldwide open their online stores, including well-known brands such as Durex, Bee Cheng Hiang, and Hiwalk. Official SHOPLINE website: https://shoplineapp.sg/

To learn more, please follow Nextech AR on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

For further information, please contact:

Investor Relations Contact

Lindsay Betts
investor.relations@Nextechar.com
866-ARITIZE (274-8493) Ext 7201

About Nextech AR

Nextech AR Solutions is a Metaverse company that develops and operates augmented reality (“AR”) platforms, transporting three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions for the Metaverse, however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The CSE and the NEO have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the completion of the transaction are subject to known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.